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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

                 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED MARCH 31, 2000

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


           DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                             TEXAS UTILITIES COMPANY

                           Commission File No. 1-12833

                            ------------------------

                                    TXU CORP.
                   (Formerly known as Texas Utilities Company)

               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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                                TABLE OF CONTENTS

FINANCIAL STATEMENTS                                                       PAGE
                                                                           ----

  The following financial statements are furnished for the Plan:

    Statements of Financial Condition at March 31, 2000 and March 31, 1999.... 3

    Statements of Income and Changes in Plan Equity for the
      years ended March 31, 2000 and March 31, 1999........................... 4

    Notes to Financial Statements............................................. 5

    Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes or the information is not applicable to this Plan.

INDEPENDENT AUDITORS' REPORT.................................................. 7

PLAN ADMINISTRATOR'S SIGNATURE................................................ 8

EXHIBIT

  The following exhibit is filed herewith:

      Exhibits 23.1-Independent Auditors' Consent............................. 9


                                       2
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           DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                             TEXAS UTILITIES COMPANY

                        STATEMENTS OF FINANCIAL CONDITION

                                                                  MARCH 31,
                                                                  ---------
             ASSETS AND PLAN EQUITY                           2000          1999
                                                              ----          ----
Investment in Securities of Participating Employers ,
  Common stock of TXU, at fair value as determined by
  quoted market prices (Historical cost: 2000 , $228,903;
  1999 , $100,037 (Note 3)...............................   $165,635    $103,974

Dividends receivable.....................................      3,347       1,424

Cash and cash equivalents................................        234          56

  Total Assets and Plan Equity...........................   $169,216    $105,454




                 See accompanying Notes to Financial Statements.
                                        3
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           DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                             TEXAS UTILITIES COMPANY

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                             FOR THE YEARS ENDED
                                                                   MARCH 31,
                                                             -------------------
                                                             2000         1999
                                                             ----         ----

Additions (deductions):
  Net investment income:
    Dividends on common stock of TXU....................... $  12,808  $   5,723
    Interest ..............................................       160         46
      Net investment income ...............................    12,968      5,769
                                                            ---------- ---------
  Appreciation (depreciation) of investments (Note 3)......   (67,206)     4,201
                                                            ---------- ---------
  Contributions and deposits (Note 4):
    Participating directors' compensation deferrals........   118,000    102,000
                                                            ---------- ---------
      Total contributions and deposits ....................   118,000    102,000
                                                            ---------- ---------
        Total additions....................................    63,762    111,970
                                                            ---------- ---------
Withdrawals, lapses and reversions:
    Reversions.............................................        --      6,516
                                                            ---------- ---------
      Total withdrawals, lapses and reversions ............        --      6,516
                                                            ---------- ---------
    Net additions..........................................    63,762    105,454

Plan Equity, Beginning of Year.............................   105,454         --
                                                            ---------- ---------
Plan Equity, End of Year................................... $ 169,216  $ 105,454
                                                            ========== =========


                 See accompanying Notes to Financial Statements.
                                        4
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           DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                             TEXAS UTILITIES COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.        Plan Description - The Deferred Compensation Plan for Directors of
          ----------------
          Subsidiaries of Texas Utilities Company (Plan) was approved and authorized by the Board of Directors of TXU Corp. (TXU or Company), on February 9, 1998, effective April 1, 1998. Members of the boards of directors and/or advisory boards of directors of participating subsidiaries of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual retainer, exclusive of any attendance fee or other compensation. The maturity period, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount and the dividend equivalent credits will be recomputed as of the termination date. In the event a participant's termination results for reasons other than death or disability, all amounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

          The number of participants at March 31, 2000 was 16 and at March 31, 1999 was 14.

2.        Summary of Significant Accounting Policies:
          ------------------------------------------

          Basis of Accounting - The financial statements of the Plan are
          -------------------
          prepared under the accrual method of accounting.

          Use of Estimates - The preparation of financial statements requires
          ----------------
          the use of significant estimates and assumptions by management. Actual results could differ from those estimates.

          Expenses - All costs and expenses of the Plan and its administration
          --------
          are paid by the Company.

          Reversions - In the event a participant's services are terminated
          ----------
          prior to the end of the plan year, the unearned deferred amount and dividend equivalent credits will revert back to the Company.

          New Accounting Pronouncements - In June 1998, the Financial Accounting
          -----------------------------
          Standards Board issued Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivative and hedging activities. The Plan has not yet determined the financial impact, if any of SFAS 133.

3.        Plan Investments - The cost, market value and appreciation
          ----------------
          (depreciation) of investments at March 31, 2000 are as follows:

                                  Number of  Historical  Market   Appreciation
      Common stock of TXU Corp      Shares      Cost      Value  (Depreciation)
      ------------------------    --------- ----------- -------- -------------
          March 31, 2000           5,579(a)  $228,903   $165,635  $(67,206)
          March 31, 1999           2,476(b)  $100,037   $103,974    $4,201


-------------------
(a) Represents 0.0021% of the outstanding shares of common stock of TXU (263,726,119 at March 31, 2000).
(b) Represents 0.0009% of the outstanding shares of common stock of TXU (282,332,819 at March 31, 1999).

The investment in the Company's common stock is stated at market value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis. All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Plan sponsor.


                                       5
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           DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                             TEXAS UTILITIES COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.        Plan Contributions - Contributions by participating Outside Directors
          ------------------
          for the years ended March 31, 2000 and March 31, 1999 were $118,000 and $102,000, respectively.

5.        Distributions Payable - During the year ended March 31, 1999, two
          ---------------------
          participants retired from service as Outside Directors. The value of the participants' individual accounts were 154.72 and 103.15 performance units at March 31, 1999 and the dividend equivalent credits earned thereon will be determined at the end of their respective maturity period and distributed to the participants.

6.        Federal Income Taxes - The Plan does not, and is not intended to, meet
          --------------------
          the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from federal income taxes under Section 501 (a) of the Code.

          Based on the Code and the regulations thereunder as currently in effect:

          (a) A participant's elective deferrals under the Plan, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

          (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income.

          (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7.        Amendment or Termination - The Company's Board of Directors may amend,
          ------------------------
          terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount and dividend equivalent credits will be recomputed as of the date of termination.


                                       6
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INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
  Deferred Compensation Plan
  for Directors of Subsidiaries of Texas Utilities Company:

We have audited the accompanying statements of financial condition of the Deferred Compensation Plan for Directors of Subsidiaries of Texas Utilities Company (the "Plan") as of March 31, 2000 and 1999, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at March 31, 2000 and 1999, and the related plan income and changes in plan equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 15, 2000


                                       7
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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

           DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES OF
                             TEXAS UTILITIES COMPANY



                                        By   /s/ Peter B. Tinkham
                                          -------------------------------------
                                             Plan Administrator Organization
                                             and Compensation Committee

June 28, 2000


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